EDAC Technologies Corporation 1806 New Britain Ave. Farmington, CT 06032 860-677-2603 Fax 860-674-2718

October 25, 2011

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Letter dated September 28, 2011 EDAC Technologies Corporation File No. 001-33507 Form 10-K for the year ended January 1, 2011

Dear Mr. Webb:

The following are the responses of EDAC Technologies Corporation (the “Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated September 28, 2011 (the “Comment Letter,” relating to the Company’s Form 10-K for the year ended January 1, 2011 (the “Form 10-K”). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1. In future filings, we will clarify in Item 1A. Risk Factors of the Company’s Annual Report on Form 10-K, that we have discussed all known material risks.

2. In future filings, we will name our largest customer that accounted for forty-four percent of our net sales during the fiscal year 2010. In future filings we will also name any other customers and disclose the percentage of revenue of any customers who account for more than ten percent of our revenues.

3. In future filings, will we discuss in the Election of Directors Proposal of the Company’s Definitive Proxy Statement on Schedule 14A, the specific experience, qualifications, attributes, or skills of our directors.

4. In future filings, we will expand the discussion of base compensation in the Compensation Discussion and Analysis of the Definitive Proxy Statement, to list any companies to which we benchmark and disclose the degree to which the compensation committee considered such companies comparable to us.

5. In future filings, we will expand the discussion of Short-Term Incentives in the Compensation Discussion and Analysis of the Definitive Proxy Statement, to quantify all company-wide performance targets or provide you with our analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosures may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges the following with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Glenn L. Purple
Glenn L. Purple
Vice President—Finance